Notice in Accordance with Sec. 15 of the Securities Trading Act of RWE AG, Essen
- The sender is solely responsible for the contents of this notice -

Essen, March 22, 2002

RWE to acquire Innogy Holdings plc.

RWE AG, Essen, and Innogy Holdings plc, Swindon, United Kingdom (UK), have agreed the terms of a recommended offer to be made by RWE for all the common shares of the company. RWE will offer 275 pence per Innogy share and 2,750 pence per American depositary share/ADS (one Innogy ADS = 10 Innogy shares) valuing the issued share capital of Innogy at €5.0 billion (£3.1 billion). RWE estimates the net debt at the closing of the transaction to be €3.4 billion (£2.1 billion).* Total enterprise value (including option movements) is €8.5 billion (£5.2 billion).

The equity value represents a premium of 31 percent to the closing price of 210 pence per Innogy share on February 15, 2002, the last business day prior to the announcement by Innogy confirming that it had received approaches. In light of the offer, the Board of Innogy has decided not to distribute a dividend for the fiscal year to March 31, 2002.

Innogy is the UK's leading integrated energy company with around 4.7 million electricity customers and approximately 1.9 million gas customers. Innogy's well-located, flexible generation portfolio, coupled with a strong trading arm, positions Innogy to be a winner in the UK power market. In the fiscal year to March 31, 2001, Innogy generated net sales of €6.2 billion (£3.9 billion), net profit of €351 million (£217 million). The activities of Innogy will form a new RWE business based in Swindon. The CEO of Innogy, Dr. Brian Count, will report directly to Dr. Dietmar Kuhnt, the Chairman of the Management Board of RWE.

RWE expects the transaction to be earnings per share accretive on a pre-goodwill basis in the first full year of consolidation. ROCE, including goodwill is expected to be above the RWE pre-tax electricity cost of capital (10 %) no later than in the third full year of consolidation.

**Innogy's net debt at September 30, 2001, was €3.8 billion (£2.4 billion).*

dw 3/29